
December 29, 2010

Mr. William Casey McManemin
Chief Executive Officer
Dorchester Minerals, L.P.
363 N. Sam Houston Parkway East, Suite 380
Houston, TX 77060

>   **Re: Dorchester Minerals, L.P.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2009**
>   **Filed February 25, 2010**
>   **Proxy Statement on Schedule 14A**
>   **Filed February 26, 2010**
>   **File No. 0-50175**

Dear Mr. McManemin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Exhibit 23.1

1.   We note that the consent of Grant Thornton LLP lacks evidence of a signature. Please provide a signed auditor's consent.

Oil and Natural Gas Reserves, page 27

2.   We note your statement on page 27 that, "[e]nsuring compliance with generally accepted petroleum engineering principles is the responsibility of the Partnership's engineering manager." While we understand that there are fundamentals of physics, mathematics and economics that are applied in the estimation of reserves, we are not aware of an official industry compilation of such "generally accepted petroleum engineering principles."

With a view toward possible disclosure, please explain to us the basis for concluding that such principles have been sufficiently established so as to judge that the reserve information has been prepared in conformity with such principles.

Properties, page 18

3.   Please provide the disclosure required pursuant to Item 1205 of Regulation S-K. In particular, provide for the last three fiscal years the number of net productive and dry exploratory wells drilled and the number of net productive and dry development wells drilled. In the alternative, please indicate why such disclosure is not required or indicate where in the filing the disclosure has been included.

Acreage Summary, page 19

4.   Please provide the disclosure required pursuant to Item 1208 of Regulation S-K. In particular, disclose the amount of developed and undeveloped acreage in connection with both your royalty properties and net profits interests, or tell us why such information is not required.

Exhibit 99.1

5.   Please obtain and file a revised report from Calhoun, Blair & Associates that discloses both the relevant benchmark prices and the weighted average prices from the total company reserve report. See Item 1202(a)(8)(v) of Regulation S-K.

Proxy Statement on Schedule 14A

General

6.   Please provide the disclosure required by Item 407(h) of Regulation S-K

7.   Please advise us of the basis for your conclusion that disclosure pursuant to Item 402(s) of Regulation S-K is not necessary and describe the process you undertook to reach that conclusion.

Nominees for Election, page 13

8.   For each member of your Board of Managers, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a manager at the time that the disclosure was made, in light of the your business and structure. See Item 401(e) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Douglas Brown at (202) 551-3265 or Laura Nicholson at (202) 551-3584 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director